Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

            Attention Business Editors:
            Entree Gold Inc. Welcomes Shareholders of PacMag Metals

            VANCOUVER, June 30 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company") announces the closing of its acquisition of all issued shares and options of PacMag Metals Limited
("PacMag") pursuant to the Australian Schemes of Arrangement ("Schemes")
announced November 29, 2009. Implementation of the Schemes was overwhelmingly supported by the Shareholders and Optionholders of PacMag on June 4, 2010 and
final approval was granted by the Federal Court of Australia on June 15, 2010, with the Schemes becoming effective on June 16, 2010. All regulatory and administrative matters have been addressed and the transaction has closed as of June 30, 2010.
            "I wish to welcome the shareholders of PacMag to Entree and hope they continue to be part of Entree's growth story. Growth will be fueled by the advancement of its world-class deposits in Mongolia, assisted by the company's partners Rio Tinto and Ivanhoe Mines. Entree will also strive to add value to its other holdings worldwide," said Greg Crowe, President and CEO of Entree
Gold. "I would also like to thank the directors, management and staff of
PacMag for their dedication and support as we moved through this process and wish them much luck for the future."
            Consideration for the PacMag shares acquired are payable with a combination of Entree shares and cash, with the cash consideration calculated using the Bank of Canada noon rate as of the Effective Date, which was June
16, 2010. Trading of PacMag shares on the Australian Securities Exchange
("ASX") was suspended as of June 16, 2010. Each PacMag shareholder receives
0.1018 Entree shares and CAD$0.0415 (AUD$0.469) cash for each PacMag share. In addition, Entree has acquired all outstanding PacMag options for aggregate consideration of 293,610 shares and CAD$387,479. The aggregate consideration payable by Entree for all PacMag shares and options is 15,020,801 Entree shares and CAD$6,346,665.
            The combined assets of Entree Gold and PacMag will have a
copper-gold-molybdenum focus with a significant worldwide presence in
Mongolia, the USA (particularly Nevada, New Mexico, and Arizona), Australia,
Canada and China. With the acquisition of PacMag, Entree acquired the Ann
Mason property contiguous to the Blackjack and Roulette properties located in the Yerington, Nevada copper mining district. Entree has option agreements for the Blackjack and Roulette properties through HoneyBadger Exploration Ltd.
(TSX.V: TUF - "HoneyBadger") and Bronco Creek Exploration Inc.- (a
wholly-owned subsidiary of Eurasian Minerals Inc. - TSX.V:EMX - collectively
"Bronco Creek"), respectively. The Ann Mason deposit itself will add a NI
43-101 compliant inferred resource of approximately 7.1 billion pounds copper to the already significant copper, gold and molybdenum resources and reserves held by Entree through its joint venture with Ivanhoe in Mongolia.

            ABOUT ENTREE GOLD INC.

            Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The
Company flagship property is in Mongolia, where it holds two mining licences
(Shivee Tolgoi and Javhlant) and one exploration licence (Togoot). Lookout
Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe
Mines, and hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. A portion of the Shivee Tolgoi mining licence and the entirety of the Javhlant mining licence are subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC.
            Under the terms of the joint venture, Entree is carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entree's share of products in a month less Entree's share of costs of operations for the month.
            The Company continues to explore its landholdings in Mongolia while also evaluating new opportunities throughout eastern Asia. Entree is exploring the
Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
            In North America, the Company is exploring for porphyry-related copper systems in Arizona and New Mexico under two agreements with Empirical
Discovery LLC. In further pursuit of projects in prospective jurisdictions,
Entree optioned two contiguous properties, Blackjack and Roulette, in the
Yerington porphyry copper district of Nevada through option agreements with
HoneyBadger Exploration Ltd. and Bronco Creek Exploration Inc. The properties are contiguous with the Ann Mason property, recently acquired through the acquisition of PacMag Metals Limited.
            In British Columbia, Entree has the right to earn 100% interest in the early stage copper-molybdenum Crystal property through an agreement with Taiga
Consultants Ltd.
            The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately C$32 million, the Company is well-funded for future activities.
            Rio Tinto and Ivanhoe Mines are major shareholders of Entree, holding approximately 13% and 12% of issued and outstanding shares, respectively.

            This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These include, but are not limited to: the ability of the company to make economic discoveries and advance its projects to development or production, the impact of amendments to the laws of countries in which Entree carries on business; and other statements that are not historical facts. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
            While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

            %CIK: 0001271554

            /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: 604-687-4777, Toll Free: 866-368-7330, E-mail:
mhamm(at)Entreegold.com/
            (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 08:30e 30-JUN-10